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                                                                 EXHIBIT 3(a)(4)

                          CERTIFICATE OF DESIGNATION
                                       OF
                            SERIES A PREFERRED STOCK
                                       OF
                               MICROENERGY, INC.

     Pursuant to the provisions of Delaware General Corporation Law, Section 151(g) the undersigned officers do hereby certify:

     FIRST: That by the certificate of incorporation duly filed in that State of Delaware, the total number of shares which this Corporation may issue is stated by Article FOURTH to be as follows:

     (A) The aggregate number of shares of stock which the Corporation shall have the authority to issue is eight million (8,000,000) shares, consisting of four million (4,000,000) shares of Common Stock with $.01 par value and four million (4,000,000) shares of Preferred Stock with no par value. The Board of Directors is authorized, subject to limitations prescribed by law and the provisions hereof, to provide for the issuance from time to time of Preferred Stock in one or more series, and by filing a certificate pursuant to (S)151 of the Delaware General Corporation Law, as amended and supplemented from time to time, to establish the number of shares to be included in each such series, and fix the voting powers, designations, preferences, rights, qualifications, limitations and restrictions of the shares of each such series not fixed hereby. The aforesaid authorization of the Board shall include, but not be limited to, the power to provide for the issuance of shares of any series of Preferred Stock convertible, at the option of the holder or of the Corporation or both, into shares of any other class or classes or of any series of the same or any other class or classes.

     SECOND: That pursuant to the authority so vested in the Board of Directors by the certificate of incorporation, the Board of Directors at a meeting duly convened and held on May 27, 1996 adopted the following resolution:

          RESOLVED, that there be created a series of preferred stock to be designated as Series A Preferred Stock, the number of shares of such series to be two million and forty-five thousand, nine hundred and seventy-five (2,045,975), which the Corporation may issue. The designation, relative rights, preferences and limitations of the Series A Preferred Stock shall be as follows:
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     A.   Dividend Rights

          Holders of shares of Series A Preferred Stock are entitled to receive, out of the assets of the Corporation legally available for the payment of dividends, dividends payable semi-annually on the 1st day of each January and July after issuance at the rate of $.56 per share per annum. Dividends upon the Series A Preferred Stock are cumulative and accrue from the date of original issue. No cash dividend may be declared and paid or set apart for payment upon the Corporation's Common Stock, $.01 par value (the "Common Stock") until any past dividend on any outstanding series of Series A Preferred Stock has been fully paid or declared and set apart for payment.

          At its option, the Corporation may pay all or part of any such dividend in shares of the Common Stock, based on 100% of the average closing price of the Common Stock as reported on such exchange or quotation service as the Common Stock may be quoted on for the ten trading days before the record dates for the dividends.

     B.   Liquidation Preference

          In the event of a voluntary or involuntary liquidation or winding up of the Corporation, the holders of Series A Preferred Stock will be entitled to receive out of the assets of the Corporation available for distribution to shareholders $7.00 per share plus all accrued and unpaid dividends before any distribution is made to the holders of Common Stock or any other class or series of stock ranking junior to the Series A Preferred Stock as to distribution of assets. After payment of the full amount of the preferential liquidating distribution to which they are entitled, the holders of shares of Series A Preferred Stock will be entitled to share in the distribution of the remaining assets of the Company with the holders of the Common Stock on a 2-to-1 basis, such that the holder of each share of Series A Preferred Stock will receive twice as much of the remaining assets as is allocated to the holder of each share of Common Stock. The foregoing liquidation rights shall not be operative in the event of (i) any consolidation or merger of the Corporation with or into any other corporation, (ii) any dissolution, liquidation, winding up or reorganization of the Corporation immediately followed by reincorporation of a successor corporation or creation of a successor partnership or (iii) a sale or other disposition of all or substantially all of the Corporation's assets to another corporation or a partnership if, in each case, effective provision is made in the certificate of incorporation of the resulting or surviving corporation or the articles of partnership of the resulting partnership or otherwise, for the

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     protection of the rights of the holders of the Series A Preferred Stock.

     THIRD:   That the said resolution of the Board of Directors, and the creation and authorization of issuance thereby of said series of preferred stock and determination thereby of the dividend rate, dividend payment dates, voting rights, liquidation preference, and put option, were duly made by the Board of Directors pursuant to authority as aforesaid and in accordance with Section 151(g) of the General Corporation Law.

Signed on May   , 1996          MICROENERGY, INC.


                               By:_____________________________
                                  Robert G. Gatza, President


                               By:_____________________________
                                  Robert J. Fanella, Secretary



STATE OF ILLINOIS   )
                    )SS.:
COUNTY OF DUPAGE    )

     On May   , 1996, personally appeared before me, a Notary Public, for the
State and County aforesaid, Robert G. Gatza, as President of MicroENERGY, Inc., who acknowledged that he executed the above instrument.


                              ______________________________
                              Notary Public

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